SunGard Data Systems Inc. 680 East Swedesford Road Wayne, Pennsylvania 19087

August 7, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: SunGard Data Systems Inc. Registration Statement on Form S-1 File No.: 333-135538

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of SunGard Data Systems Inc. (the “Company”) and the guarantor co-registrants be accelerated so that the Registration Statement may become effective at 10:00 a.m. EDT on August 9, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

Pursuant to this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SunGard Data Systems Inc. and the Guarantor Registrants

By:	/s/ Victoria E. Silbey
Name:	Victoria E. Silbey